Jackson Hewitt Tax Services

Balance Sheet

As of October 4, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	13,528.89
Total Bank Accounts	**$13,528.89**
Total Current Assets	**$13,528.89**
TOTAL ASSETS	**$13,528.89**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	22,111.65
Owner draws	-853.45
Owner investments	-12,720.00
Retained Earnings	
Net Income	4,990.69
Total Equity	**$13,528.89**
TOTAL LIABILITIES AND EQUITY	**$13,528.89**